HENDERSON LAND DEVELOPMENT COMPANY LIMITED

Incorporated in Hong Kong with limited liability
(Stock Code: 0012)

2003/2004 Annual Results

CHAIRMAN'S STATEMENT

I am pleased to present to the Shareholders my report on the operations of the Group.

PROFIT AND TURNOVER

The Group's consolidated net profit after taxation and minority interests for the year ended 30th June, 2004 amounted to HK$3,059 million, representing an increase of 51% over the restated profit figure that was recorded for the year ended 30th June, 2003 after adoption of revised accounting standard. The turnover of your Group decreased by 12% from that of the previous financial year and amounted to HK$6,727 million.

DIVIDENDS

Your Board recommends the payment of a final dividend of HK$0.55 per share to shareholders whose names appear on the Register of Members of the Company on 6th December, 2004. The total distribution per share of HK$0.90 for the full year, including the interim dividend of HK$0.35 per share already paid, represents an increase of 13% over the total distribution in the previous year. Warrants for the final dividend will be sent to shareholders on or before 9th December, 2004.

BUSINESS REVIEW

Property Market

As from the beginning of 2004, the local economy has sustained steady growth. During the period under review, favourable news on the local economic front emerged one after another and these include notable recovery of the retailing sector brought about by the implementation of the "Individual Visit Scheme" of Mainland China, gradual decline in unemployment rate and the reversal of the deflationary condition in Hong Kong. These positive developments in the marketplace have led to increase in consumer spending by the local residents and increased desire to acquire properties. With respect to the property sector, there were also many factors leading to an increase in the level of sales activities and steady rise in local property prices. These factors include the passing of the revised Landlord and Tenant (Consolidation) Ordinance that removes the tenure provisions for domestic tenancies and certain restrictive requirements for terminating non-domestic tenancies, implementation of consistent government policies to bring about better balance to the supply and demand of housing units as well as the continuous low level of local mortgage interest rate. The magnitude of price increase was particularly significant in the luxurious residential properties.

During the past financial year, development properties sold by the Group amounted to approximately HK$3,592 million in total attributable sales proceeds, representing around 1,700 units which were mainly generated from the Group's completed projects that included the Metro Harbour View, King's Park Hill, Casa Marina, Paradise Square, Park Central - Phase 2 as well as the La Pradera.

Development Projects Completed

The following development projects were completed during this financial year under review:

Location	Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Purpose	Group's Interest (%)	Group's Interest Gross Floor Area (sq.ft.)
Hong Kong					
1. 8 Fuk Lee Street (Metro Harbour View - Phase 2)	228,595 (Note)	835,758	Residential	73.02	514,075
2. 250 Shau Kei Wan Road (Scenic Horizon)	6,808	54,810	Commercial/ Residential	18.13	9,937
3. 16 Shipyard Lane/ 39 Taikoo Shing Road	10,405	86,023	Commercial/ Residential	75.00	64,517
					588,529

Note: The site area for the whole of Metro Harbour View is 228,595 sq.ft.

Projects under Sale & Pre-Sale

The Group has commenced pre-sale or sale of the following development projects which are under construction or have been completed:

Location	Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Purpose	Group's Interest (%)
Hong Kong				
1. 28 Lo Fai Road, Tai Po (Casa Marina I)	283,200	226,561	Residential	100.00
2. 1 Lo Ping Road, Tai Po (Casa Marina II)	228,154	182,545	Residential	100.00
3. 1-98 King's Park Hill Road (King's Park Hill)	168,392	241,113	Residential	62.14
4. 3 Seymour Road (Palatial Crest)	17,636	185,295	Commercial/ Residential	63.35
5. 8 Hung Lai Road (Royal Peninsula)	162,246	1,478,552	Residential	50.00
6. 99 Tai Tong Road, Yuen Long (Sereno Verde) Phases 1 & 2 Phases 3 & 4 (La Pradera)	380,335	1,141,407	Residential	44.00
7. 933 King's Road (Royal Terrace)	16,744	138,373	Commercial/ Residential	100.00
8. Tseung Kwan O Town Lot Nos. 57 and 66 (Park Central - Phases 1 & 2)	359,883	2,932,813	Commercial/ Residential	24.63
9. 2 Kwun Tsing Road, So Kwun Wat, Castle Peak Road (Aegean Coast)	456,964	1,249,560	Commercial/ Residential	25.00
10. 8 Fuk Lee Street (Metro Harbour View - Phases 1 & 2)	228,595	1,714,463	Residential	73.02
11. 3 Kwong Wa Street (Paradise Square)	17,297	159,212	Commercial/ Residential	100.00
12. 38 Tai Hong Street, Sai Wan Ho (Inland Lot No. 8955) (Grand Promenade)	131,321	1,437,582	Commercial/ Residential	63.49

Local Land Bank

During the period under review, the Group continued to negotiate with the Government on the fixing of land premium for conversion of agricultural land sites into development land as well as proposals relating to changes in land usage. In the period under review, the agricultural land situate at Wu Kai Sha, Shatin District, was granted approval for residential development, with maximum permitted plot ratio of 3 times. This development will, upon completion, provide approximately 3.5 million sq.ft. in total development gross floor area of which approximately 1.4 million sq.ft. is attributable to the Group. As for the agricultural land lots located in Ng Uk Tsuen, Sheung Shui, agreement was reached with the Government on the

fixing of additional land conversion premium for a maximum permitted plot ratio of 5 times instead of 3.3 times. As a result, the development gross floor area which is attributable to the Group has been increased to approximately 220,000 sq.ft. Further, the Group has submitted an application for land exchange in respect of the agricultural land plots situate at Tai Tong Road, Yuen Long. Upon government approval, the developable gross floor area of this site will be approximately 640,000 sq.ft. of which approximately 440,000 sq.ft. is attributable to the Group. The Group has also submitted application for change of land usage relating to two agricultural land plots situate at Lam Tei, Tuen Mun and Wo Hing Road, Fanling for maximum permitted plot ratio of 2.1 times and 3 times respectively. It is anticipated that these two land plots will provide 170,000 sq.ft. and 580,000 sq.ft. respectively in residential development gross floor area to the Group.

During the period under review, the Group obtained approval from the Town Planning Board for change in land usage relating to several of its sites for hotel development purpose. Negotiation on fixing of land modification premium has already commenced in respect of these sites. The redevelopment plan for the project site situate at Yau Tong Bay, Kowloon will involve the development of 38 residential tower blocks which will amount to approximately 9.7 million sq.ft. in gross floor area and approximately 1.72 million sq.ft. will be attributable to the Group. Approval from the Environmental Protection Department of the Government in respect of the granting of the land reclamation permit for the project site was obtained during the period under review but this project is still subject to other approval procedures and the payment of land modification premium before construction work can commence. As for the listed associate of the Group, namely, Hong Kong Ferry (Holdings) Company Limited, lease modification premium has been fully paid up in respect of the redevelopment of the old staff quarters' site located in Tai Kok Tsui and this project will be developed into a residential-cum-retail property of approximately 320,000 sq.ft. in gross floor area. In addition, lease modification premium has also been paid during the period under review for another redevelopment site located at 6 Cho Yuen Street, Yau Tong which is also owned by this associate of the Group and this redevelopment project will provide approximately 150,000 sq.ft. in total development gross floor area. Further, Hong Kong Ferry (Holdings) Company Limited had also acquired a new site located at Tong Mi Road in Mongkok with a site area of approximately 6,000 sq.ft. This development site will soon be built as a residential-cum-retail project of 53,000 sq.ft. in development gross floor area. After the end of the financial year under review, the Group acquired in August a residential-cum-commercial development site that is situate at 33 Lai Chi Kok Road through private tender. This project has a site area of 9,600 sq.ft. and will be developed into approximately 86,000 sq.ft. in development gross floor area.

As at the end of the financial year under review, the total development land bank of the Group amounted to approximately 18.5 million sq.ft. in attributable gross floor area. In addition, the Group holds agricultural land that amounted to approximately 22 million sq.ft. in site area.

West Kowloon Cultural District Project

Under the name of World City Culture Park Limited, the Group has in the middle of 2004, on its own as a proponent, submitted a proposal to the Hong Kong Government for development of the West Kowloon Cultural District project. The Group proposed that 3.45 million sq.ft. in development gross floor area of the project will be dedicated for cultural and arts purposes

whereas commercial and residential development will amount to 7.35 million sq.ft. in gross floor area. The total development gross floor area proposed for the project thus amounts to 10.8 million sq.ft. which equates to a plot ratio of 2.5 times. The mission is to create connectivity economically between culture and commerce, and socially between artists and the general public. Focusing on the notion "People is our priority", it aims to encourage Hong Kong citizens to participate actively in cultural and arts activities and promote Hong Kong as the cultural metropolis of Asia. According to the announcement made, the Government received a total of five development proposals for this project. It is anticipated that public consultation on this project will take place at the beginning of next year and the selected proponent will be invited to further detailed negotiation with the Government.

Property Rental

In the financial year under review, total gross rental income of the Group amounted to approximately HK$2,214 million which was similar to the previous financial year. This amount represented 33% of the total revenue of the Group. Relating to the retail shopping properties segment, the marked recovery of the local economy, the strengthening confidence of local consumer and the increasing number of visitors from Mainland China under the Individual Visit Scheme are all factors inducing increase in turnover in the local restaurant and catering industry. The large-scale retail shopping properties of the Group that are situate in the new towns and mass transportation network in particular recorded steady rise in rental, with the average annual occupancy rate maintained at a high level of 95%. The 88-storey office tower of Two International Finance Centre located in the Central District that was completed at an opportune time last year is well poised to capture the growing demand for high-quality office premises by international investment and financial institutions looking to expand their local operations. Leases which have been contracted for in respect of this new office property has now exceeded 90% of lettable space. Furthermore, the Four Seasons Hotel is currently planned for commencement of business in the middle of 2005. This will comprise 399 hotel guest rooms and 519 hotel suites and will further contribute to the steady recurrent income of the Group.

As at the end of the period under review, the total attributable gross floor area of the Group's rental property portfolio amounted to approximately 7.8 million sq.ft. In addition, the Group also owns attributable rental car-parking space of around 2.5 million sq.ft.

Construction and Property Management

The construction arm of the Group always firmly adheres to the principle of "People is our priority" and deploys vast amount of resources to quality facilities and training of staff to ensure a safe and good working environment. Further, seminars and campaigns are being held regularly to promote continuous personal development of their staff as well as raising performance standards and safety awareness. These efforts have resulted in marked improvement in productivity and lowering of construction costs for these companies. The outcome of all these efforts are also evident from consecutive winning of the Considerate Contractor Site Award organized by the Works Bureau and the very low accident rate as compared to the industry average.

Further, these companies fully support the Construction Industry Training Authority (CITA) apprenticeship program, actively training their graduates to be the future driving force of the industry through university internship program, provide college students on-the-job training, give seminars to CITA and IVE in sharing their areas of expertise, and sit in various committee, of Hong Kong Construction Association, CITA and VTC to express their view in shaping the future of the construction industry.

Hang Yick and Well Born are wholly-owned subsidiaries of the Group which provide high-quality property management services for properties developed by the Group, and also provide services to the Housing Department as well as private housing estates. They have already been successfully accredited with certificates of ISO9001, ISO14001 and OHSAS18001. To maintain the management quality and efficiency, the Integrated Management System (IMS) has also recently been adopted. The estates managed by Well Born have obtained Hong Kong Q-Mark service certificates. By participating in the activities of vocational training, volunteer, environmental protection, Occupational Health & Safety Management System, Theme of the Year and the like, the staff quality and service level have been greatly enhanced, and the society mission has been performed. They have actively participated in various charitable activities during the 2003-2004 Year of Team Spirit and have been awarded a total of 108 public awards, which include the Grand Award - Green Property Management (Private Housing) for four consecutive years, the Employers Gold Star Award - Platinum Award for three consecutive years, the awards about Asia Pacific Customer Relationship Excellence Awards for two consecutive years, the Best Landscape Award for Private Property Development - Overall Winner in the Residential Property, the Best Landscaped Slope Awards and the Caring Company Logo.

Henderson Club

In August 2004, Henderson Club was established by the Group to enhance the bondage between the Group and its customers. By maintaining regular and frequent communications with members of the Henderson Club as well as through the participation in the various club activities, an open platform could be built to facilitate the Group to better understand the customers' needs. This will further enable the Group to provide quality products and services to its customers. Alongside with the establishment of the Henderson Club, the Henderson Club Credit Card was launched in the form of a Visa credit card co-branded with The Bank of East Asia, Limited, offering bonus points to the members of the Henderson Club. Bonus points accumulated may be used for exchange of cash coupons, gift coupons, meal discount coupons, airline tickets, payment for long-distance phone bills as well as for health checks at appointed hospital. Further, these bonus points may also be used for payment of property management fees and monthly carparking fees for premises under the Group's management. It is believed that these benefits will be well received by customers.

Henderson Investment Limited ("Henderson Investment")

As at the end of the financial year, the Group held a 73.48% interest in this listed subsidiary. In the financial year ended 30th June, 2004, profit of this group amounted to HK$1,825 million, showing an increase of 17% as compared with that recorded in the previous financial year. Profit of this group was mainly generated from steady rental income and profit contributions from the three listed associates during the financial year under review. The two

Newton Hotels recorded an average occupancy rate of approximately 90% during the period, a level which was significantly higher than that recorded in the previous financial year. Alongside with the recovery in the local retailing sector that was initiated by the "Individual Visit Scheme", turnover of Citistore picked up during the period under review.

China Investment Group Limited, being a 64% owned subsidiary of this group, transferred the operating and management rights of two bridges located in Tianjin to the local municipal government in the period under review. Approximately HK$104 million in profit before tax was derived in line with adjustments in the relevant accounting policy. A toll road of this company located in Fenghua, Zhejiang Province, recorded approximately HK$53 million in impairment loss on assets.

Megastrength Security Services Company Limited which is wholly owned by this group provides comprehensive professional security management services such as security guards, crisis management and contingency planning services as well as security services in shopping centres and quality hotels. Business of this company has further expanded during the period under review, and income from its operations continued to record an increase.

Associated Companies

The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas")
36.72%-owned by Henderson Investment: Hong Kong and China Gas reported a profit of approximately HK$1,766 million for the six months ended 30th June, 2004, representing a marginal decrease of 2% as compared to that recorded in the corresponding period in the previous financial year. This was mainly because the profit during the corresponding period ended 30th June 2003 included its share of profits arising from the sale of part of the floor areas in Two International Finance Centre to the Hong Kong Monetary Authority. Steady growth was maintained in the gas business of this company in Hong Kong, with the total number of customers increased to 1,538,751 and gas sales volume rose by 2% over the same period last year. In developing its gas business in the Mainland, this group has so far concluded piped gas joint venture projects in 26 cities covering Guangdong Province, East China, Shandong Province and Central China; these joint venture projects include two new prospects in Shunde District of Foshan in Guangdong Province and Danyang in Jiangsu Province with joint venture agreements signed this year. The business of liquefied petroleum gas filling stations that is run by a wholly-owned subsidiary of this group, ECO Energy Company Limited , currently has a market share of 30% in Hong Kong and also generates steady revenue to this group.

On the property development front, this company has a 15% interest in the International Finance Centre which is well positioned to generate recurrent income to the company. Over 90% of the shopping mall and office tower of Two International Finance Centre has been leased out. The project's six-star hotel towers to be managed by Four Seasons Hotels and Resorts, are under construction and scheduled for completion by mid-2005. In addition, it has a 50% interest in Grand Promenade, the Sai Wan Ho development project, which provides 2,020 quality residential units and expects its completion in 2005, posted satisfactory sales records since August of this year. The Ma Tau Kok South Plant site project is being developed into five residential apartment buildings that provides a total of approximately 2,000 units with gross floor area exceeding 1.1 million sq.ft. upon its completion in 2006.

Hong Kong Ferry (Holdings) Company Limited ("Hong Kong Ferry")

31.33%-owned by Henderson Investment: The unaudited consolidated net profit after taxation of this company for the six months ended 30th June, 2004 amounted to HK$237 million, representing an increase of 73.3% over that recorded in the same period last year. With 480 units being sold during this period, profit from sale of residential units of Metro Harbour View remained to be the primary source of income to this company. The occupancy rate of the commercial arcade, Metro Harbour Plaza, which has taken into account of the committed tenancies, stood at approximately 79% as at the end of the period under review. With respect to the future of property development projects of this company, land premium was paid by this company during the period under review in respect of a land exchange of a site located at 222 Tai Kok Tsui Road for a new lot known as Kowloon Inland Lot No. 11159, and it will be developed into a residential-cum-commercial property with a total gross floor area of approximately 320,000 sq.ft. Foundation works will commence later. The site located at Nos. 43-51A Tong Mi Road which was acquired last year is being developed into a residential-cum-commercial property of approximately 53,000 sq.ft. in gross floor area and expected completion in late 2005. Also, this company has accepted an offer of a modification to the site at 6 Cho Yuen Street against a premium payment. This site will be redeveloped into a residential-cum-commercial property with a total gross floor area of approximately 150,000 sq.ft. Owing to the continued influx of Mainland tourists to Hong Kong, turnover of the harbour cruise operation and ferry operation increased. The Ferry, Shipyard and related Operations recorded an overall increase. The Travel and Hotel Operations also recorded a sharp reduction in loss during the period under review. It was anticipated that sale of the completed units of the Metro Harbour View project will continue to be the main contributor to the operating results of this group in the full financial year.

Miramar Hotel and Investment Company, Limited ("Miramar")

43.69%-owned by Henderson Investment: For the year ended 31st March, 2004, Miramar reported a profit of HK$250.3 million, representing an increase of 11.9% when compared to that of the previous financial year. The implementation of the Individual Visit Scheme initiated by the central government during the period under review stimulated a surge of Mainland visitors. As a result, retail markets returned to an upward trend and this proved to be directly and indirectly beneficial to this group's core businesses. Occupancy rate of Hotel Miramar not only picked up from the same period last year, its average room rates also reached their expected target levels. The rental business of Miramar Shopping Centre and the Hotel Miramar Shopping Arcade was satisfactory with their average occupancy rate reaching 85% and 97% respectively. Although the rental income of the offices in Miramar Tower decreased when compared to that of the previous year, the leasing of No. 6 Knutsford Terrace reported an average occupancy rate of 96%. Major reconstruction work on the Knutsford Steps project was completed early this year and some tenants engaged in the food and beverage business have already commenced operation. The merging of Knutsford Steps and the adjacent Knutsford Terrace is poised to transform the area into the premier dining and entertainment hub in Tsimshatsui District. During the period under review, the company continued to sell the residential land in Placer County in the United States with satisfactory profits and cash flows recorded from these transactions. With gradual improvement in the rate of deflation that brings about steady recovery of the economy in the forthcoming year, the diversified businesses of this group are expected to achieve better results in the next financial year.

Henderson China Holdings Limited ("Henderson China")

65.32%-owned by the Group: For the financial year ended 30th June, 2004, Henderson China recorded profit attributable to shareholders of approximately HK$16 million. Sale of units of the Skycity project, Everwin Garden and Comfort Mansion in Shanghai, Heng Bao Garden in Guangzhou as well as Phases VIII and IX of Lexi New City, Panyu that were earlier completed by this group were the main contributing sources of revenue to this group. On the progress of project development, a development site of this group located at 210 Fangcun Avenue, Guangzhou, has commenced construction work during the period under review and this site will be developed as a project comprising nine high-rise residential towers and a retail shopping podium. This project will provide approximately 2.6 million sq.ft. in total gross floor area upon completion. In addition, the development site that is situate at 130-2 Heng Feng Road, Zhabei District in Shanghai, is scheduled to commence work in the near future for development of an office tower which will provide approximately 512,000 sq.ft. in development gross floor area. On the rental property front, the rental space in Beijing Henderson Centre office tower recorded 80% in average occupancy rate. The retailing business operated under the joint name of "Henderson-Yan Sha" has opened for business within the shopping podium of Beijing Henderson Centre since this May and it is expected that the opening of this department store will bring about an increase in the occupancy rate of the shopping podium. The office tower in the Shanghai Skycity project recorded 86% in average occupancy rate whilst the commercial podium in the project was fully let. The retail commercial podium within the Heng Bao Plaza that is located above the Changshou Road Station of the Guangzhou Metro Line recorded an average occupancy rate of around 50%. During the same period, the group actively planned for the pre-leasing of the Office Tower II of the Grand Gateway project in the Xuhui District of Shanghai.

During this time as stringent property development control measures are being adopted by government authorities in the Mainland, this group will take various appropriate steps to proceed with development of those project sites that possess approved development plans in hand. Upon completion of the Office Tower II of the Grand Gateway project in Shanghai next year, total footage of the investment property portfolio of this group will show a substantial increase. In the meantime, efforts are currently made by this group to expedite construction work on the project situate at Fangcun Avenue in Guangzhou with the aim to complete this project by the end of 2006 and it is anticipated that this project will bring in subtantial sales revenues to this group.

Henderson Cyber Limited ("Henderson Cyber")

66.67%-owned by Henderson Investment: Henderson Cyber reported a turnover of approximately HK$87 million for the financial year ended 30th June, 2004 which was generated mainly from the retailing business, representing an increase of 4.3% compared to that registered in the previous financial year. During the period under review, the main focus of this company was to further implement its strategies in the Internet services, data centre, high technology and network infrastructure businesses. The iCare Internet-on-TV Set-Top Box subscribers, ISP users, ICP users, IDD subscribers and iCare Club members grew to a total of about 407,000 by the end of June, 2004. The loss attributable to shareholders for the

financial year ended 30th June, 2004 was recorded at HK$17.8 million, similar to that of the previous financial year. After assessing the prospects of its fixed telecommunications network services ("FTNS"), the Company disposed of its entire interest in Cotech Investment Limited which operated the FTNS business during the period under review.

Corporate Finance

The Group has always adhered to prudent financial management principles. During the period under review, funding was raised by the Group through a few channels. These include a share placement that took place in October 2003 whereby the shareholders' funds of the Group was increased by almost HK$3 billion. Further, in February 2004, issuance of convertible notes in the amount of HK$5.75 billion was concluded which provided additional corporate funding to the Group. In view of the historically low interest rate environment in Hong Kong, the Group capitalized on the favourable loan market condition in mid-September, 2004 to lengthen the loan maturity profile of the Group at extremely attractive medium-term borrowing interest margin by entering jointly with Henderson Investment into a HK$10 billion credit facility that consists of a 5-year and a 7-year tranche in equal amount. Taking the form of a revolving credit, this sizeable financial arrangement will offer optimal flexibility in funding the future land replenishment programme and business expansion of the Group. This syndicated credit facility is participated by 23 international banks from Hong Kong as well as from nine countries and its successful conclusion fully demonstrated the support and confidence that the banking community has placed in the Group. In addition, the Group has abundant amount of bilateral banking facilities which are predominantly denominated in Hong Kong Dollars. As a result, the Group's exposure to foreign exchange risk is therefore extremely low. Other than hedging the foreign exchange rate risk or interest rate risk of the Group, the Group does not make use of any derivative instruments for speculative purpose.

PROSPECTS

With recovery of the local economy, business environment has shown marked improvement with increase in activities recorded in the local investment and capital markets. The signing of the second phase of the Closer Economic Partnership Arrangement ("CEPA") between Mainland China and Hong Kong as well as the recent implementation of policies by the central government to facilitate outward investment by enterprises of the Mainland to invest in Hong Kong and Macau have brought about continued increase in demand for office properties as well as luxurious residential units in Hong Kong. Furthermore, Hong Kong Government implemented consistent measures aiming to stabilize the local property market and discontinued with the old Landlord and Tenant (Consolidation) Ordinance resulting in lesser restrictions being imposed on the landlords upon residential lease renewals. In addition, 95% financing arrangement offered by Hong Kong Mortgage Corporation Limited in a period of sustained low interest have added impetus to secondary trading activities in the property market. All these cumulate to encourage and facilitate home owners to upgrade their residential units as well as investors to purchase residential properties for rental income purpose. Under these conditions, overall demand for local properties will increase as a result and this will further lend support to an upward trend in property prices.

Matching with the favourable conditions in the marketplace, the Group adopted a new marketing approach in promoting the pre-sale of the Grand Promenade, thereby attaining satisfactory results both in sales price and sales volume terms for this residential project. The successful launch of this project also became a contributing factor to the recent revival of an active market. In addition, the pre-sale launch of the Beverley Hills project in Tai Po is also currently being planned and this project will provide a total of 535 luxurious villas. Other residential projects which are currently being planned for pre-sale include the developments situate at 108 Hollywood Road located in Hong Kong, 38 New Pier Street in Kowloon as well as those projects which are located in the New Territories being 18 Ching Hiu Road in Sheung Shui and 8 Fuk Lo Tsun Road at Lam Tei in Tuen Mun, amongst others. These projects will totally provide approximately 8,000 quality residential units in aggregate, with around 3 million sq.ft. being attributable to the Group. As the majority of these projects were acquired at relatively low cost, it is anticipated that these developments will bring good return to the Group.

Under the circumstance that consumer spending shows a recovery in Hong Kong, the Group has made an orderly plan to refurbish the major retail shopping properties owned by the Group in order to raise occupancy rates and rental levels. The first group of such retail shopping properties to be refurbished are aimed to match up well with the commissioning of the new KCRC Ma On Shan Line and the West Rail which are scheduled for completion by the end of 2004 and these include the Shatin Plaza and the Trend Plaza. Moreover, the Group also plans to upgrade the tenant mix of the various major retail shopping properties in order to attain higher rental income. As for the grade A office properties of ifc One and ifc Two of the International Finance Centre project rental income has recently also shown an increase, in light of growing shortage in this segment. Further, ifc Mall which occupies a gross floor area of 640,000 sq.ft. has already emerged as a new shopping and gathering place and it is anticipated that its occupancy rate will also show a further increase.

The Group owns almost 8 million sq.ft. in quality investment properties and these provide a base to bring about growth in its recurrent income. Furthermore, strategic investments held in the listed associate companies of the Group which include The Hong Kong and China Gas Company Limited, Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited also provide as a solid foundation for growth in the Group's stable recurrent income. It is anticipated that the recurrent income of the Group as well as profit contribution from the Group's property development business will, in the absence of unforeseen circumstances, bring about performance of the Group to show substantial growth in the coming financial year.

Finally, I would like to take this opportunity to express my deep appreciation of the leadership of the Board of Directors as well as the hard working attitude and good performance of all the staff members in the past financial year.

Lee Shau Kee
Chairman

Hong Kong, 23rd September, 2004

BUSINESS RESULTS

The Group's consolidated net profit after taxation and minority interests for the year ended 30th June, 2004 amounted to HK$3,059 million, representing an increase of 51% over the restated profit figure that was recorded for the year ended 30th June, 2003 after adoption of revised accounting standard. The turnover of your Group decreased by 12% from that of the previous financial year and amounted to HK$6,727 million.

The audited consolidated results for the year ended 30th June, 2004 are as follows:

Consolidated Profit and Loss Account

	Notes	**For the year ended 30th June** **2004** **HK$'000**	2003 restated HK$'000
Turnover	2	**6,727,118**	7,667,464
Direct costs		**(4,102,451)**	(5,286,517)
		2,624,667	2,380,947
Other revenue	3	**79,518**	276,108
Other net income	3	**156,654**	28,850
Selling and marketing expenses		**(411,370)**	(417,673)
Administrative expenses		**(525,295)**	(465,684)
Other operating income / (expenses)	4	**540,094**	(547,774)
Profit from operations	2	**2,464,268**	1,254,774
Finance costs	6(a)	**(110,846)**	(66,129)
Non-operating (expenses) / income	5	**(44,138)**	42,524
		2,309,284	1,231,169
Share of profits less losses of associates		**1,591,350**	1,444,946
Share of profits less losses of jointly controlled entities		**143,716**	649,601
Profit from ordinary activities before taxation	6	**4,044,350**	3,325,716
Income tax	7	**(518,151)**	(656,186)
Profit from ordinary activities after taxation		**3,526,199**	2,669,530
Minority interests		**(467,143)**	(636,957)
Profit attributable to shareholders		**3,059,056**	2,032,573
Dividends attributable to the year:	8		
Interim dividend declared during the year		**635,103**	602,749
Final dividend proposed after the balance sheet date		**998,019**	816,561
		1,633,122	1,419,310
Earnings per share	9	**HK$1.71**	HK$1.18

1 CHANGE IN ACCOUNTING POLICY

In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt. With effect from 1st July, 2003, in order to comply with Statement of Standard Accounting Practice 12 (revised) ("SSAP 12 (revised)") "Income Taxes" issued by the Hong Kong Institute of Certified Public Accountants, the Group adopted a new policy for deferred tax as set out below.

Under SSAP 12 (revised), deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised.

As a result of the adoption of this accounting policy, the Group's profit for the year has been increased by HK$4,975,000 (2003: decreased by HK$209,769,000) and the net assets as at the year end have been decreased by HK$931,767,000 (2003: HK$936,884,000).

The new accounting policy has been adopted retrospectively, with the opening balances of retained profits and reserves and the comparative information adjusted for the amounts relating to prior periods.

2 SEGMENTAL INFORMATION

The analysis of the Group's revenue and results by business segment during the year are as follows:

Business segments:

Property development	-	development and sale of properties
Property leasing	-	leasing of properties
Finance	-	provision of financing
Building construction	-	construction of building works
Infrastructure	-	investment in infrastructure projects
Hotel operation	-	hotel operations and management
Department store operation	-	department store operations and management
Others	-	investment holding, project management, property management, agency services, provision of cleaning and security guard services and provision of information technology services

For the year ended 30th June, 2004

	Property development HK$'000	Property leasing HK$'000	Finance HK$'000	Building construction HK$'000	Infra-structure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	2,837,148	2,017,239	102,018	781,457	238,748	116,272	122,904	511,332	—	6,727,118
Other revenue (excluding bank interest income)	10	3,159	5,463	1,550	3,363	24	799	52,580	—	66,948
External revenue	2,837,158	2,020,398	107,481	783,007	242,111	116,296	123,703	563,912	—	6,794,066
Inter-segment revenue	—	196,686	2,296	438,976	—	1,704	—	36,796	(676,458)	—
Total revenue	2,837,158	2,217,084	109,777	1,221,983	242,111	118,000	123,703	600,708	(676,458)	6,794,066
Segment result	917,421	1,294,692	78,432	73,901	171,676	2,607	4,611	80,632	—	2,623,972
Inter-segment transactions	38,840	(90,859)	(2,285)	(39,096)	—	42,709	17,540	25,953	—	(7,198)
Contribution from operations	956,261	1,203,833	76,147	34,805	171,676	45,316	22,151	106,585	—	2,616,774
Bank interest income										12,570
Unallocated operating expenses net of income										(165,076)
Profit from operations										2,464,268
Finance costs										(110,846)
Non-operating expenses										(44,138)
										2,309,284
Share of profits less losses of associates and jointly controlled entities										1,735,066
Income tax										(518,151)
Minority interests										(467,143)
Profit attributable to shareholders										3,059,056

For the year ended 30th June, 2003 (restated)

	Property development HK$'000	Property leasing HK$'000	Finance HK$'000	Building construction HK$'000	Infra-structure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	3,910,024	2,011,654	119,760	661,300	215,704	104,460	117,924	526,638	—	7,667,464
Other revenue (excluding bank interest income)	393	3,509	34,285	2,377	440	—	1,219	213,384	—	255,607
External revenue	3,910,417	2,015,163	154,045	663,677	216,144	104,460	119,143	740,022	—	7,923,071
Inter-segment revenue	—	202,398	8,132	912,490	—	1,800	—	36,178	(1,160,998)	—
Total revenue	3,910,417	2,217,561	162,177	1,576,167	216,144	106,260	119,143	776,200	(1,160,998)	7,923,071
Segment result	(252,393)	1,320,609	98,286	62,911	138,738	(9,911)	39	97,930	—	1,456,209
Inter-segment transactions	18,480	(98,132)	(8,132)	(24,971)	—	44,010	15,442	69,196	—	15,893
Contribution from operations	(233,913)	1,222,477	90,154	37,940	138,738	34,099	15,481	167,126	—	1,472,102
Bank interest income										20,501
Unallocated operating expenses net of income										(237,829)
Profit from operations										1,254,774
Finance costs										(66,129)
Non-operating income										42,524
										1,231,169
Share of profits less losses of associates and jointly controlled entities										2,094,547
Income tax										(656,186)
Minority interests										(636,957)
Profit attributable to shareholders										2,032,573

By geographical segment:

For the year ended 30th June, 2004

	Hong Kong HK$'000	PRC HK$'000	Consolidated HK$'000
Turnover	6,364,676	362,442	6,727,118
Other revenue (excluding bank interest income)	60,120	6,828	66,948
External revenue	6,424,796	369,270	6,794,066

For the year ended 30th June, 2003

	Hong Kong HK$'000	PRC HK$'000	Consolidated HK$'000
Turnover	7,278,186	389,278	7,667,464
Other revenue (excluding bank interest income)	213,760	41,847	255,607
External revenue	7,491,946	431,125	7,923,071

3 OTHER REVENUE AND OTHER NET INCOME

	For the year ended 30th June	
	2004 HK$'000	2003 HK$'000
Other revenue:		
Interest income	39,758	78,862
Others	39,760	197,246
	79,518	276,108
Other net income:		
Profit on disposal of investments in securities	61,911	12,815
Profit / (loss) on disposal of fixed assets:		
— bridges	104,332	—
— others	(32,774)	(5,649)
Others	23,185	21,684
	156,654	28,850

4 OTHER OPERATING INCOME/(EXPENSES)

	For the year ended 30th June	
	2004	2003 restated
	HK$'000	HK$'000
Bad debts written off	**(109,861)**	(93,098)
Provision on property projects written back*	**788,490**	336,999
Provision on property projects	**(27,633)**	(664,706)
Others	**(110,902)**	(126,969)
	540,094	(547,774)

* The amount in 2003 represented the write-back of provision made in prior years mainly in respect of certain project sites for which the Group has amended their intended use from industrial/commercial to hotel development purpose during last year.

5 NON-OPERATING (EXPENSES) / INCOME

	For the year ended 30th June	
	2004	2003
	HK$'000	HK$'000
(Loss)/profit on disposal of interest in subsidiaries	**(6,396)**	99,530
Loss on disposal of interest in associates	**—**	(76,699)
Surplus on revaluation of investments in securities	**48,901**	63,104
Reversal of impairment loss / (impairment loss) in value of investment securities	**119**	(1,094)
Impairment loss on property, plant and equipment	**(53,613)**	(14,318)
Impairment loss in value of associates	**—**	(1,364)
Impairment loss on positive goodwill	**(4,000)**	—
Amortisation of goodwill	**(31,075)**	(27,973)
Others	**1,926**	1,338
	(44,138)	42,524

6 PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

The consolidated profit from ordinary activities before taxation for the year is arrived at after charging / (crediting):

(a) Finance costs:

	For the year ended 30th June	
	2004	2003
	HK$'000	HK$'000
Interest on borrowings	**249,121**	346,846
Finance charges on obligations under finance leases	**4**	70
Other borrowing costs	**56,864**	101,465
	305,989	448,381
Less: Amount capitalised*		
— interest	**(162,618)**	(295,457)
— other borrowing costs	**(32,525)**	(86,795)
	110,846	66,129

* Borrowing costs have been capitalised at rates ranging from 1.68% to 1.74% (2003: from 2.28% to 2.50%) per annum.

(b) Items other than those separately disclosed in notes 2 to 6(a):

	For the year ended 30th June	
	2004	2003
	HK$'000	HK$'000
Amortisation and depreciation	**91,943**	103,266
Less: Amount capitalised	**(443)**	—
	91,500	103,266
Staff costs	**756,373**	751,346
Less: Amount capitalised	**(20,521)**	(18,981)
	735,852	732,365
Cost of sales		
— completed properties for sale	**2,237,049**	3,560,282
— inventories	**149,616**	154,681
Dividends from investments in securities		
— listed	**(11,032)**	(53,840)
— unlisted	**(39,848)**	(11,160)

7 INCOME TAX

Income tax in the consolidated profit and loss account represents:

	For the year ended 30th June	
	2004	2003 restated
	HK$'000	HK$'000
The Group		
Current tax - Provision for Hong Kong Profits Tax		
Provision for the year	**193,797**	148,228
Underprovision in respect of prior years	**979**	15,706
	194,776	163,934
Current tax - Outside Hong Kong		
Provision for the year	**26,492**	51,339
Overprovision in respect of prior years	**(162)**	(5,975)
	26,330	45,364
Deferred taxation	**(7,702)**	175,557
Share of associates' taxation	**289,247**	263,464
Share of jointly controlled entities' taxation	**15,500**	7,867
	518,151	656,186

Provision for Hong Kong Profits Tax has been made at 17.5% (2003: 17.5%) on the estimated assessable profits for the year.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the year on the estimated assessable profits arising in the relevant foreign tax jurisdictions during the year.

8 DIVIDENDS

	For the year ended 30th June	
	2004	2003
	HK$'000	HK$'000
Interim dividend declared and paid of HK$0.35 per share (2003: HK$0.35 per share)	**635,103**	602,749
Final dividend proposed after the balance sheet date of HK$0.55 per share (2003: HK$0.45 per share)	**998,019**	816,561
	1,633,122	1,419,310

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

9 EARNINGS PER SHARE

The calculation of earnings per share is based on the profit attributable to shareholders of HK$3,059,056,000 (2003(restated): HK$2,032,573,000) and on the weighted average number of 1,786,544,918 ordinary shares (2003: 1,722,140,000 ordinary shares) in issue during the year. Diluted earnings per share for the year is not presented because the existence of outstanding Guaranteed Convertible Notes during the year ended 30th June, 2004 has an anti-dilutive effect on the calculation of diluted earnings per share for the year. There was no potential dilution of earnings per share for 2003.

10 COMPARATIVE FIGURES

Certain comparative figures have been adjusted as a result of the change in accounting policy for deferred taxation, details of which are set out in note 1.

DIVIDENDS

Your Board recommends the payment of a final dividend of HK$0.55 per share to shareholders whose names appear on the Register of Members of the Company on 6th December, 2004. The total distribution per share of HK$0.90 for the full year, including the interim dividend of HK$0.35 per share already paid, represents an increase of 13% over the total distribution in the previous year. Warrants for the final dividend will be sent to shareholders on or before 9th December, 2004.

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Wednesday, 1st December, 2004 to Monday, 6th December, 2004, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 30th November, 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

The following comments should be read in conjunction with the Audited Statement of Accounts of Henderson Land Development Company Limited and the related notes to the accounts.

Review of Results

During the financial year ended 30th June, 2004, the Group's turnover amounted to approximately HK$6,727 million (2003: HK$7,667 million), showing a decrease of 12% when compared to that recorded in the previous financial year. This was mainly attributed to a reduction in the completion footage of the Group during the financial year under review. The Group's profit attributable to shareholders amounted to HK$3,059 million in the financial year under review, representing a substantial increase of 51% over the restated HK$2,033 million

(previously stated as HK$2,242 million) recorded in the previous financial year. The above-mentioned restatement of profit was made in accordance with the revised SSAP 12 "Income Taxes" in relation to accounting for deferred tax which the Group has adopted with effect from 1st July, 2003.

The turnover of the Group's property development segment recorded in the financial year under review amounted to approximately HK$2,837 million (2003: HK$3,910 million), representing a decrease of 27% when compared to that recorded in the previous financial year. Nevertheless, benefiting from the gradual recovery of the local property market and property prices that brought about an increase in the profit margin of property sale transactions, this business segment reversed to record a profit of HK$956 million (2003: restated loss of HK$234 million, previously stated as HK$244 million) during the period under review.

As at the end of 30th June, 2004, the Group made provisions for certain property projects in the aggregate amount of approximately HK$28 million (2003: HK$665 million), whereas provisions earlier made on some other property projects in the aggregate amount of HK$788 million (2003: HK$337 million) were written back mainly as a result of general price rebound in property market.

In the financial year under review, property leasing revenue amounted to approximately HK$2,214 million (2003: HK$2,218 million). Profit contribution from operation relating to property leasing amounted to approximately HK$1,204 million (2003: HK$1,222 million) in the financial year under review, showing a decrease of 2% as compared with that recorded in the previous financial year. In respect of the core investment property portfolio of the Group in Hong Kong, its positioning strategy to accumulate rental retail shopping centre developments situated in the centre of new towns and located right at the transportation nodes has contributed to provide relatively stable recurrent income.

Profit from the finance services of the Group that was mainly related to the housing mortgage loan business extended to end-buyers of the Group's development properties amounted to approximately HK$76 million (2003: restated HK$90 million, previously stated as HK$88 million) for the financial year under review. The decrease in profit was mainly accounted for by the continuous decline in the mortgage interest rates and a moderate reduction in the size of the mortgage loan portfolio of the Group.

Building construction activities of the Group, which are mainly catered to the developments participated by the Group, made profit contribution of approximately HK$35 million (2003: HK$38 million) in the financial year under review.

The Group's segment result from its investment in infrastructure projects in Mainland China that is operated through the Group's subsidiary, China Investment Group Limited, amounted to approximately HK$172 million (2003: HK$139 million). During the financial year under review, China Investment Group Limited disposed of two bridges to the municipal government of Tianjin which gave rise to a gain on disposal of approximately HK$104 million

to the Group. Separately, a toll road located at Fenghua, Zhejiang Province, owned by this company recorded an impairment loss of approximately HK$53 million as the board of directors of the company took a considered view to write down their value due to severe adverse position arising from neighbouring competing routes.

During the financial year under review, improved sentiment in the tourist industry and restored consumer confidence benefited the Group's business operations that are related to the tourist industry and retailing business. The Group's hotel operations registered a substantial increase of 33% in profit to approximately HK$45 million (2003: HK$34 million) during the financial year under review. The Group's department store business also recorded a substantial increase of 43% in profit to approximately HK$22 million (2003: HK$15 million) over the twelve-month period.

The segment of other business activities of the Group made a total profit contribution of approximately HK$107 million (2003: HK$167 million) in the financial year under review. This reduced level of profit contribution reflected a normalised position of these business activities in the absence of an one-off compensation received by the Group in respect of its undertaking in a previous redevelopment project in the previous financial year.

Share of profits less losses of associates of the Group increased by 10% and amounted to approximately HK$1,591 million when compared to the restated HK$1,445 million (previously stated as HK$1,443 million) in the previous financial year. In particular, the Group's share of profits from the three listed associates amounted to approximately HK$1,607 million (2003: HK$1,507 million). Further, share of profits less losses of jointly controlled entities of the Group which are mainly engaged in property development and property investment activities decreased by 78% to approximately HK$144 million (2003: HK$650 million). This was mainly because this profit figure posted in the previous financial year included the Group's attributable share of profits arising from the sale of part of the square footage in Two International Finance Centre to The Hong Kong Monetary Authority.

Liquidity, Financial Resources and Capital Structure

As of 30th June, 2004, the aggregate amount of the Group's outstanding bank borrowings and payment obligations under the HK$5,750 million Guaranteed Convertible Notes issued by the Group during the financial year under review totally amounted to HK$10,999 million as compared to the total bank borrowing of HK$11,420 million as at 30th June, 2003. The Group's total net bank borrowings together with outstanding amount in the Guaranteed Convertible Notes, after deducting approximately HK$3,803 million (2003: HK$2,383 million) in deposits and cash holdings, amounted to approximately HK$7,196 million (2003: HK$9,037 million) as at the end of the financial year under review. Except for a very small portion of the bank borrowings related to a subsidiary of the Group, all of the Group's borrowings were unsecured and with the vast majority being obtained on a committed term basis. The Guaranteed Convertible Notes bear a full tenor of two years but the note holders also have an option to redeem the notes at the first anniversary after issuance. The maturity profiles of the Group's bank loans and borrowings outstanding as at the end of the two prior financial years respectively are presented below together with the Guaranteed Convertible Notes:

	As at 30th June, 2004 HK$'000	As at 30th June, 2003 HK$'000
Bank Loans & Borrowings Repayable:		
Within 1 year	**1,249,053**	1,545,095
After 1 year but within 2 years	**2,808,744**	5,374,740
After 2 years but within 5 years	**1,191,381**	4,434,979
After 5 years	**—**	65,275
Guaranteed Convertible Notes	**5,750,000**	—
Total Bank Loans & Borrowings and Guaranteed Convertible Notes	**10,999,178**	11,420,089
Less: Cash At Bank and In Hand	**(3,803,055)**	(2,382,794)
Total Net Bank Borrowings and Guaranteed Convertible Notes	**7,196,123**	9,037,295

As of 30th June, 2004, shareholders' funds of the Group amounted to approximately HK$61,236 million, representing an increase of 16% when compared to the restated HK$52,929 million (previously stated as HK$53,866 million) recorded at the end of the previous financial year. Increase in shareholders' funds was partly resulted from the placement of shares in the Company by the Group in October, 2003 with net proceeds of approximately HK$2,954 million deriving from this exercise. The Group is in a strong financial position and possesses a large capital base whilst the net borrowings position remains at a low level. With abundant committed banking facilities in place, and continuous cash inflow generated from a solid base of recurrent income, the Group has adequate financial resources in meeting the funding requirement of its ongoing operations as well as future expansion.

Gearing Ratio & Financial Management

As at the end of the financial year under review, the gearing ratio of the Group which was calculated on the basis of the total net bank borrowings and outstanding Guaranteed Convertible Notes as a ratio of the Group's shareholders' funds amounted to 11.8% (2003: 16.8% before restatement or 17.1% based on the restated shareholders' funds figure as at 30th June, 2003). Further, the amounts due to fellow subsidiaries of the Group amounted to HK$5,025 million (2003: HK$3,708 million). The Group's profit from operations of HK$2,464 million covered the interest expense before capitalisation of HK$249 million (2003: HK$347 million) by 9.9 times (2003: 3.6 times) for the financial year under review. As for the Group's finance cost which was arrived at after interest capitalisation, this was recorded at approximately HK$111 million (2003: HK$66 million) for the financial year under review.

The Group's financing and treasury activities were managed centrally at the corporate level. Financing facilities extended to the Group were mainly denominated in Hong Kong Dollars. Bank loans and borrowings of the Group, which are primarily obtained from international banks in Hong Kong with interests chargeable mainly based on certain agreed interest margins over the Hong Kong Interbank Offer Rate, are therefore mainly of floating rate in nature. With the aim to control the Group's future cost of borrowing effectively, the Group has

been taking advantage of the low local interest rates and has from time to time locked in interest rates of one year term and longer to match part of the medium-term funding needs of the Group by obtaining fixed-rate loans as well as maintaining a number of Hong Kong Dollar unexpired interest rate swap contracts.

Financing facilities arranged by the Group were mainly denominated in Hong Kong Dollars. In respect of the Group's business activities in Mainland China that are conducted through its listed subsidiaries, Henderson China Holdings Limited, a portion of its borrowings was denominated in Renminbi to fund its property projects in Mainland China during the financial year under review. As a whole, the core operations of the Group are therefore considered to be not exposed to foreign exchange rate risk to any significant extent and the Group did not enter into any currency hedging agreement during the financial year under review.

Assets of the Group had not been charged to any third parties in the financial year under review except that security was provided in respect of a very small portion of project financing facilities that was extended by banks to a subsidiary of the Group engaging in infrastructural projects in Mainland China.

Future Plans of Material Investments or Capital Assets

As at 30th June, 2004, capital commitments of the Group amounted to HK$7,562 million (2003: HK$7,607 million). Due to land-use conversion approved during the financial year under review in respect of several property sites that were originally designated as industrial/office developments into hotel development sites, the future development expenditure will be increased once decisions have been made to proceed with such hotel development. As at the end of the financial year under review, outstanding commitments of the Group that were mainly made up of the Group's obligations contracted for acquisition of property and future development expenditure and the Group's obligations to fund the Group's subsidiaries and associates established outside Hong Kong amounted to HK$92 million (2003: HK$334 million) and HK$1,764 million (2003: HK$2,327 million) respectively. The future development expenditure and related costs of internal fixtures and fittings approved by the directors but not contracted for as at the end of the financial period under review increased to HK$5,706 million (2003: HK$4,946 million).

Contingent Liabilities

Contingent liabilities of the Group totally amounted to approximately HK$2,686 million as at 30th June, 2004 (2003 restated: HK$4,201 million, previously stated as 4,138 million). In support of the banking facilities extended to the Group's treasury subsidiaries and certain operating subsidiaries, the Company has provided guarantees to commercial banks and, as at the end of the financial year under review, contingent liabilities of the Company relating to the utilised amount of such banking facilities were substantially reduced and amounted to HK$4,499 million (2003: HK$9,619 million). However, contingent liabilities have arisen in the amount of HK$5,773 million in relation to guarantee given by the Company to holders of the Guaranteed Convertible Notes which were issued during the financial year under review.

Further, in support of banking facilities extended to an associate and a jointly controlled entity of the Group for funding property developments which mainly relate to the One IFC project, the Company has also given guarantees amounting to HK$2,322 million (2003: HK$3,526 million) as at the end of the financial year under review.

EMPLOYEES

As at 30th June, 2004, the Group had about 6,400 (2003: 6,300) full-time employees. The remuneration of employees was in line with the market trend and commensurable to the level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Employees and directors of Henderson China Holdings Limited ("Henderson China") or any of its subsidiaries may be granted share options to subscribe for shares in Henderson China.

Employees of the Group who are full-time employees and executive directors of Henderson Cyber Limited ("Henderson Cyber") or any of its subsidiaries may be granted share options to subscribe for shares in Henderson Cyber.

Total employees' costs amounted to HK$756 million for the year ended 30th June, 2004 (2003: HK$751 million).

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Except for the Share Placement in October of last year by Henderson Land Development Company Limited, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities during the year under review.

DETAILED RESULTS ANNOUNCEMENT

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") will be published on the Stock Exchange's website in due course.

By Order of the Board
John Yip
Secretary

Hong Kong, 23rd September, 2004

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning, Lee Ka Shing, Patrick Kwok Ping Ho, Ho Wing Fun, John Yip Ying Chee and Suen Kwok Lam; (2) non-executive directors: Lee Tat Man and Kan Fook Yee; and (3) independent non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Gordon Kwong Che Keung, Alex Wu Shu Chih, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing).